Filed Pursuant to Rule 433
Registration No. 333-137541
Dated May 28, 2008
Archer-Daniels-Midland Company
35,000,000 Equity Units
(initially consisting of 35,000,000 Corporate Units)
Final Term Sheet

Company Name:	Archer-Daniels-Midland Company

Company Stock Ticker:	New York Stock Exchange “ADM”

Title:	Equity Units (initially consisting of Corporate Units)

Registration format:	SEC Registered

Aggregate offering amount:	$1,750,000,000 ($2,000,000,000 if the Underwriters exercise their over-allotment option in full)

Over-allotment Option:	$250,000,000

Stated Amount per Equity Unit:	$50

Underwriting Discounts and Commissions:	$43,750,000 (excluding underwriters’ over-allotment option to purchase up to 5,000,000 additional Corporate Units)

Proceeds to Company:	$1,706,250,000 (excluding underwriters’ over-allotment option to purchase up to 5,000,000 additional Corporate Units)

Debenture Coupon:	4.70%

Contract Adjustment Payment Rate:	1.55% per year of the Stated Amount per Equity Unit ($0.775 per year per Stated Amount of an Equity Unit)

Total Distribution Rate:	6.25%

Reference Price:	$39.86 (the last reported sale price of the Company’s common stock on the New York Stock Exchange on May 28, 2008).

Threshold Appreciation Price (the Threshold Appreciation Price represents appreciation of approximately 20% over the Reference Price):	$47.83

Minimum Settlement Rate (as defined):	1.0453 shares of the Company’s common stock (subject to adjustment)

Maximum Settlement Rate (as defined):	1.2544 shares of the Company’s common stock (subject to adjustment)

Trade Date:	May 28, 2008

Offering Settlement Date:	June 3, 2008

Purchase Contract Settlement Date:	June 1, 2011

Debenture Maturity Date:	June 1, 2041

Debenture Coupon and Contract Adjustment Payment Dates:	March 1, June 1, September 1 and December 1

First Debenture Coupon and Contract Adjustment Payment Date:	September 1, 2008

Estimated Net Proceeds to the Company from this Offering:	The net proceeds from the sale of Equity Units in this offering will be approximately $1,706 million (approximately $1,950 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company.

Use of Proceeds:	The Company intends to use substantially all of the net proceeds from this offering for general corporate purposes, including repayment of short-tem indebtedness under our commercial paper program and investment in long-term growth opportunities.

Listing:	The Company will apply for listing of the Corporate Units on the New York Stock Exchange under the symbol “ADM.PrA.” The Company expects trading of the Corporate Units on the New York Stock Exchange to commence on or about June 3, 2008.

CUSIP for the Corporate Units:	039483 201

ISIN for the Corporate Units:	US0394832010

CUSIP for the Treasury Units:	039483 300

ISIN for the Treasury Units:	US0394833000

CUSIP for the Debentures:	039483 AZ5

ISIN for the Debentures:	US039483AZ52

Underwriters:	Citi, J.P. Morgan Securities, Banc of America Securities LLC and Deutsche Bank Securities Inc. are the joint book-runners for the offering and Barclays Capital Inc., BNP Paribas Securities Corp., Goldman, Sachs & Co., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Rabo Securities USA, Inc., ABN AMRO Incorporated, ANZ Securities, Inc., BBVA Securities, Inc., BMO Capital Markets Corp., Daiwa Securities America Inc., ING Financial Markets LLC, Mitsubishi UFJ Securities International plc, Mizuho Securities USA Inc., SG Americas Securities, LLC, The Williams Capital Group, L.P. and UBS Securities LLC are co-managers.

Applicable Ownership Interest:	Following a successful optional remarketing or a special event redemption, as described in the prospectus supplement, each Corporate Unit will consist of a purchase contract and the applicable ownership interest in the Treasury portfolio.

Applicable Ownership Interest:	“Applicable ownership interest” means, with respect to a Corporate Unit and the U.S. Treasury securities in the Treasury portfolio,

• a 1/20, or 5%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that mature on or prior to May 31, 2011, and

•   for each scheduled interest payment date on the Debentures that occurs after the date of a special event redemption and on or before the purchase contract settlement date, in the case of a special event redemption, or for the scheduled interest payment date occurring on June 1, 2011, in the case of a successful optional remarketing, a beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that mature on or prior to the business day immediately preceding such scheduled interest payment date.

Treasury portfolio:	If the Treasury portfolio has replaced the Debentures as a component of the Corporate Units as a result of a special event redemption, holders of Corporate Units may substitute Treasury securities for the applicable ownership interests in the Treasury portfolio only in integral multiples of 80,000 Corporate Units.

Recreating Corporate Units:	If the Treasury portfolio has replaced the Debentures as a component of the Corporate Units as the result of a special event redemption, holders of Treasury Units may substitute applicable ownership interests in the Treasury portfolio for Treasury Securities only in integral multiples of 80,000 Corporate Units.

Early Settlement:	If the Treasury portfolio has replaced the Debentures as a component of the Corporate Units, holders of Corporate Units may settle early on or prior to the second business day immediately preceding the purchase contract settlement date only in integral multiples of 80,000 Corporate Units.

Early Settlement Upon a Fundamental Change:	The following table sets forth the stock price, effective date and amount of make-whole shares issuable upon a fundamental change early settlement right:

Effective	Stock Price on Effective Date
Date	$10.00	$20.00	$30.00	$35.00	$39.86	$45.00	$47.83	$50.00	$55.00	$60.00	$70.00	$80.00	$100.00	$125.00	$150.00

06/03/08	0.6814	0.2757	0.0966	0.0404	0.0000	0.1101	0.1615	0.1519	0.1334	0.1189	0.0983	0.0845	0.0672	0.0544	0.0459
06/01/09	0.4684	0.1954	0.0509	0.0000	0.0000	0.0734	0.1257	0.1168	0.1000	0.0873	0.0703	0.0597	0.0472	0.0381	0.0320
06/01/10	0.2403	0.1104	0.0172	0.0000	0.0000	0.0383	0.0894	0.0799	0.0631	0.0516	0.0384	0.0317	0.0248	0.0199	0.0166
06/01/11	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•   if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight-line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

• If the stock price is in excess of $150 per share (subject to adjustment), then the make-whole share amount will be zero; and

•   If the stock price is less than $10 per share (subject to adjustment, the “minimum stock price”), then the make-whole share amount will be determined as if the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

The maximum number of shares of our common stock deliverable under a purchase contract is 1.9358, subject to anti-dilution adjustments.

The issuer has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, calling or e-mailing Banc of America Securities LLC toll-free at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611.